UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                               (Amendment No. 7) *

                    Under the Securities Exchange Act of 1934

             Meritage Hospitality Group Inc., a Michigan corporation
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                                (Name of issuer)

                                  Common Shares
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                         (Title of class of securities)

                                   59000K 10 1
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                                 (CUSIP number)

                             Robert E. Schermer, Jr.
                            Executive Vice President
                             Meritage Capital Corp.
                        40 Pearl Street, N.W., Suite 900
                          Grand Rapids, Michigan 49503
                                 (616) 776-2600
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                 MARCH 22, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box |_|.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                      Page 1 of 7 Pages

CUSIP NO.  59000K 10 1             Schedule 13D                Page 2 of 7 Pages





  1    NAME OF REPORTING PERSON
       S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Meritage Capital Corp.
       65 - 0457574
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                    (b)  [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO TIME 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Florida
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                       7     SOLE VOTING POWER

                             -0-
                       ---------------------------------------------------------
     NUMBER OF         8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY              1,551,300
  OWNED BY EACH        ---------------------------------------------------------
     REPORTING         9     SOLE DISPOSITIVE POWER
   PERSON WITH
                              -0-
                       ---------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             1,551,300
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,551,300
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       48.3%
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  14   TYPE OF REPORTING PERSON

       CO
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






CUSIP NO.  59000K 10 1              Schedule 13D               Page 3 of 7 Pages
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  1    NAME OF REPORTING PERSON
       S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Christopher B. Hewett
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [ ]
                                                              (b)  [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       PF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO TIME 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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                       7     SOLE VOTING POWER

                             60,286
                       ---------------------------------------------------------
     NUMBER OF         8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY              1,551,300
   OWNED BY EACH       ---------------------------------------------------------
     REPROTING         9     SOLE DISPOSITIVE POWER
    PERSON WITH
                             60,286
                       ---------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             1,551,300
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,611,586
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                             [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       49.3%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       IN
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






CUSIP NO.  59000K 10 1          Schedule 13D                  Page  4 of 7 Pages
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  1    NAME OF REPORTING PERSON
       S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert E. Schermer, Jr.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                       (b)  [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       PF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO TIME 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER

                             39,472
                       ---------------------------------------------------------
     NUMBER OF         8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY              -0-
   OWNED BY EACH       ---------------------------------------------------------
     REPORTING         9     SOLE DISPOSITIVE POWER
    PERSON WITH
                             39,472
                       ---------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       39,472
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                             [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

        This seventh amendment to Schedule 13D filed on September 29, 1995 amends Items 1 through 5 as set forth below.

ITEM 1.  SECURITY AND ISSUER.

     The registered office of Meritage Hospitality Group Inc. (the "Issuer") is 40 Pearl Street, N.W., Suite 900, Grand Rapids, Michigan 49503.

ITEM 2.  IDENTITY AND BACKGROUND.

     (c) Robert E. Schermer, Jr. ("Schermer") is currently the Issuer's Executive Vice President and a member of the Issuer's Board of Directors. He served as Treasurer of the Issuer until September 16, 1996.

     (d) Gerard Belisle, Jr. is no longer an officer of the Issuer or of Meritage Capital Corp. ("MCC").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On August 26, 1996, Schermer used personal funds to acquire 500 Common Shares at $4.25 per share. He holds these shares individually. (A purchase of 500 shares on that same day was previously reported on Amendment No. 6 to Form 13D.)

        On November 26, 1996, Christopher B. Hewett ("Hewett") elected to receive, in lieu of a year-end cash bonus, 11,000 shares of the Issuer's Series A Convertible Preferred Stock. On February 28, 1997, Hewett used personal funds to acquire 20,000 additional shares of the Issuer's Series A Convertible Preferred Stock.

        On November 26, 1996, Schermer elected to receive, in lieu of a year-end cash bonus, 10,000 shares of the Issuer's Series A Convertible Preferred Stock. On February 28, 1997, Schermer used personal funds to acquire 10,000 additional shares of the Issuer's Series A Convertible Preferred Stock.

        Hewett's and Schermer's Convertible Preferred Shares were purchased at $10.00 per share. Each Convertible Preferred Share has an annual dividend rate of $.90 per share and is immediately convertible into approximately 1.43 Common Shares.

        On December 18, 1996, Schermer's son received 200 Common Shares as a gift from Hewett. Schermer holds these shares as a custodian for this minor child.

ITEM 4.  PURPOSE OF TRANSACTION.

        Hewett and Schermer purchased an aggregate of 51,000 shares of Series A Convertible Preferred Stock for investment purposes. Schermer purchased 500 additional Common Shares for investment purposes. MCC, Hewett and Schermer may acquire additional Common Shares from time to time in the market, in private transactions or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a)  MCC  beneficially   owns  1,551,300  Common  Shares,   constituting
approximately 48.3% of the issued and outstanding Common Shares.



                                      Page 5 of 7 Pages

     Hewett beneficially owns 1,611,586 Common Shares, constituting approximately 49.3% of the issued and outstanding Common Shares. The number of Common Shares beneficially owned by Hewett includes 1,551,300 shares beneficially owned by MCC. Hewett is a 67% shareholder in MCC. The number of Common Shares beneficially owned by Hewett also includes 44,286 Common Shares which Hewett has the right to immediately acquire upon the conversion of 31,000 shares of Series A Convertible Preferred Stock. The number of Common Shares beneficially owned by Hewett also includes 10,000 Common Shares which Hewett has the right to acquire within 60 days of March 22, 1997, upon the exercise of options granted pursuant to the 1996 Management Equity Incentive Plan.

     Schermer beneficially owns 39,472 Common Shares, constituting approximately 1.2% of the issued and outstanding Common Shares. The number of Common Shares beneficially owned by Schermer includes 28,572 Common Shares which Schermer has the right to immediately acquire upon the conversion of 20,000 shares of Series A Convertible Preferred Stock. The number of Common Shares beneficially owned by Schermer also includes 9,000 Common Shares which Schermer has the right to acquire within 60 days of March 22, 1997, upon the exercise of options granted pursuant to the 1996 Management Equity Incentive Plan.

        Changes in the percentage of ownership of the Issuer's Common Shares since Amendment No. 6 are a result of the purchases and dispositions described in (c) below, the issuance of additional Common Shares by the Issuer and the right to acquire Common Shares described above.

        (b) Ownership of the shares disclosed above, and the power of MCC, Hewett and Schermer to vote and dispose of such shares, is described below:


NO. OF SHARES       MANNER OWNED         VOTING POWER         DISPOSITIVE POWER
-------------       ------------         ------------         -----------------
  1,551,300             MCC                Shared 1                Shared 1
   60,286       Hewett individually          Sole                    Sole
   39,472      Schermer individually         Sole                    Sole


1 Voting and dispositive power is shared between MCC and Hewett by virtue of Hewett being a 67% shareholder in MCC.

       (c) The only transactions in the Issuer's Common Shares by Hewett or Schermer during the past sixty (60) days are as follows:

        On February 10, 1997, Hewett gifted 100 Common Shares which he held individually. On February 28, 1997, Hewett used personal funds to acquire 20,000 shares of the Issuer's Series A Convertible Preferred Stock at $10.00 per Convertible Preferred Share in a private offering conducted by the Issuer. The shares are immediately convertible into 28,572 Common Shares. On February 28, 1997, Schermer used personal funds to acquire 10,000 shares of the Issuer's Series A Convertible Preferred Stock at $10.00 per Convertible Preferred Share. The shares were also acquired in the private offering and are immediately convertible into 14,286 Common Shares. On March 22, 1997, options for 10,000 Common Shares granted to Hewett pursuant to the 1996 Management Equity Incentive Plan will become exercisable within 60 days of such date. On March 22, 1997, options for 9,000 Common Shares granted to Schermer pursuant to the 1996 Management Equity Incentive Plan will become exercisable within 60 days of such date. Because the option exercise price is greater than the current market price, Hewett's and Schermer's options currently have no value.

                                      Page 6 of 7 Pages

                                          SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 31, 1997                     MERITAGE CAPITAL CORP.


                                            By:  /s/ Christopher B. Hewett
                                               ---------------------------------
                                                  Christopher B. Hewett
                                                   President


                                            /s/ Christopher B. Hewett
                                            ------------------------------------
                                            Christopher B. Hewett
                                            Individually


                                            /s/ Robert E. Schermer, Jr.
                                            ------------------------------------
                                            Robert E. Schermer, Jr.
                                            Individually











                                      Page 7 of 7 Pages